

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2024

Paul Strickland
Chief Financial Officer
Hallmark Venture Group, Inc.
5112 West Taft Road , Suite M
Liverpool, NY 13088

>   **Re: Hallmark Venture Group, Inc.**
>   **Form 10-K for the year ended December 31, 2023**
>   **File No. 000-56477**

Dear Paul Strickland:

        We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction